parmalat

RECEIVED

2005 NOV 29 P 1:19

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporat[redacted]
Division of Corporation Finance
Securities and Exchange Commi
100 F Street, NE
Washington, D.C. 20549

05012877

SUPPL

Collecchio, November 4, 2005

**Re: Parmalat S.p.A. File No. 82-34888**
**Information Furnished Pursuant to**
**Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.**

Ladies and Gentlemen:

The enclosed is being submitted to the Securities and Exchange Commission (the "Commission") by Parmalat S.p.A., a stock corporation organized under the laws of the Republic of Italy (the "Company"), pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in order to maintain the Company's exemption from Section 12(g) of the Exchange Act under Rule 12g3-2(b) of the Exchange Act.

All information and documents furnished herewith, and which may be furnished in the future, to the Commission by the Company under Rule 12g3-2(b) are being, and in the future will be, furnished to the Commission with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Should you require any additional information, or if you have any questions, please contact the undersigned.

Kindly acknowledge receipt of this letter and accompanying materials and documents by stamping and returning the enclosed copy of this letter provided for your convenience.

Very Truly Yours,

Parmalat S.p.A.

The Managing Director
Enrico Bondi

PROCESSED
NOV 30 2005
THOMSON
FINANCIAL

Enclosures

parmalat

## PRESS RELEASE

## (Issued outside the United States)

### Parmalat S.p.A. Shareholders' Meeting

Parmalat S.p.A. announces that, according to the information issued by the broker and to the available information, there is reason to deem that Parmalat S.p.A. Shareholders' Meeting, convened in Parma at the Auditorium Paganini, Via Toscana 5/A on 7 November 2005 and in second call on 8 November 2005, will be held in second call on Tuesday **8 November 2005 at 11. 00 A.M.**

Collecchio (Pr), 4 November 2005

Parmalat SpA

Corporate contacts
e-mail: affari.societari@parmalat.net

This press release is not an offer for sale in the United States. The securities offered pursuant to the Proposal of Composition may not be offered or sold in the United States without registration for purposes of the United States Securities Act of 1933 or without an exemption from registration under United States laws. Any and all offers of securities must be made only by means of a prospectus containing detailed information on the issuer and on its economic and financial situation.

parmalat

# PRESS RELEASE
## (Issued outside the United States)

**Pro-forma data at 30 September 2005 of Parmalat S.p.A. (company and Group)**
Parmalat S.p.A. communicates the approval, at the Board of Directors' Meeting held today, 4 November 2005, of the company and Group pro-forma data. The data at 30 September 2005 of Parmalat Spa (formerly Cimabue) have also been approved.

**Pro-forma results of the Parmalat Group**
During the first nine months of the financial year 2005, the Parmalat Group had net consolidated sales of 2,810.9 million euros, representing an increase of 4.8% on the 2,682.4 million euros in the first nine months of the previous year (proforma data). The gross operating margin increased by 34.3 million euros to 218.3 million euros compared with 184.0 million euros in the same period of 2004. The gross operating margin rose from 6.9% to 7.8% of revenues. Profit rose in almost all geographical areas, apart from European markets outside of Italy which felt the effects of a general drop in consumption. The improvement in the gross operating margin can be traced to the benefits of the restructuring plan: a change in the product mix towards products with higher added value, greater attention paid to overheads, improved efficiency in production and distribution, rationalisation of promotion-advertising expenses.

**Results on a geographic basis in the first nine months**
Analysis of the results achieved in the first nine months of 2005 on a geographical basis shows a contraction of revenue in European countries, with the exception of Italy, equal to about 3.1% (from 268.8 million euros to 260.4 million euros), while in Italy the ground has substantially been held (866.1 million euros compared with 868.1 million euros in the same period of the previous year). However, there has been growth in all the other geographic areas, especially in North America, where revenue increased from 849.3 million euros to 938.2 million euros (+10.5%), and Africa, where revenue rose from 194.7 million euros to 227.6 million euros (+16.9%). The same trend can be seen in Australia, with growth of 8.6% (from 269.1 million euros to 292.2 million euros).

With regard to profits, the improvement in the gross operating margin is particularly evident in North America, where the increase in absolute terms was 21.0 million euros, going from 55.9 million euros in September 2004 to the present 76.9 million euros; the profit margin rose from 6.6% to 8.2%. There was also a net improvement in Central and South America, where profit rose from 11.8 million euros to 19.5 million euros; in percentage terms this represents an increase from 6.1% to 9.4% (+3.3 percentage points). Progress in Africa is more evident, where profit as a percentage of sales reached 10.2%, compared with 8.4% in the same period of the previous year. There was also a slight improvement in profit margins in Italy (+0.6 of a percentage point). The only area showing a downturn is Europe excluding Italy:
-7.6 percentage points, mainly due to difficulties in the Spanish market.

parmalat

**Financial position**

The net financial position of the Group at 30 September shows indebtedness of 365.0 million euros, with a reduction of approximately 220.6 million euros compared with June 30.
This decrease is principally the result of non-recurring income that has been cashed in, such as the settlement with Morgan Stanley, which brought in 155 million euros, the sale of a stake in Nöm Ag, for 35 million euros, the sale by some companies of the Group of credits towards the 16 companies involved in the Composition Proposal, for 37 million euros, and the collection of VAT credits for 39.6 million euros. Expenditure during the quarter for the costs of the administration procedure amounted to about 57 million euros.

**Forecast**

No significant changes are envisaged in the fourth quarter of 2005 in the trend of the markets in which the Group operates. During this period of the year business should therefore follow the same improved tendency seen in the first nine months. With regard to the net financial position, a contraction of net available funds is expected for the Parent Company in coming months, while at the Group level, net financial indebtedness at the end of the financial year is forecast to remain below the 500 million-euros mark.

## The Group and the Company in figures (proforma)

| *(millions of euro)* | Group | | | |
|---|---|---|---|---|
| | 3rd quarter 2005 | 3rd quarter 2004 | Progressive at 30.09.05 | Progressive at 30.09.04 |
| **REVENUE FROM TYPICAL BUSINESS** | **963.1** | **875.7** | **2,810.9** | **2,682.4** |
| **GROSS OPERATING MARGIN** | **76.7** | **53.5** | **218.3** | **184.0** |
| ***% ON REVENUE*** | ***8.0%*** | ***6.1%*** | ***7.8%*** | ***6.9%*** |
| | **30.06.05** | | **30.09.05** | |
| **NET FINANCIAL BORROWING** | **585.6** | | **365.0** | |
| **EMPLOYEES** | **15,961** | | **15,577** | |

| (millions of euro) | Parmalat S.p.A. | |
|---|---|---|
| | 3rd quarter 2005 | Progressive at 30.09.05 |
| **REVENUE FROM TYPICAL BUSINESS** | 235.6 | 761.3 |
| **GROSS OPERATING MARGIN** | 8.0 | 38.1 |
| ***% ON REVENUE*** | *3.4%* | *5.0%* |
| | 30.06.05 | 30.09.05 |
| **NET FINANCIAL LIQUIDITY** | 232.3 | 398.4 |
| **EMPLOYEES** | 2,151 | 2,107 |

**Economic result and financial situation at 30 September 2005 of Parmalat S.p.A. (formerly Cimabue)**

The Board of Directors' of the Company has also approved the data at 30 September 2005 of Parmalat S.p.A. The Company which on 1st October 2005 purchased the assets of the company now object of the Composition Proposal, was still inactive at the end of September. The equity figures and the financial situation and the financial report are given below.

parmalat

## *Balance Sheet*

| *(in euro)* | 30/09/05 | **31/12/04** |
|---|---|---|
| **NON-CURRENT ASSETS** | **0** | **0** |
| **CURRENT ASSETS** | | |
| Other receivables | 2.177.386 | 510.690 |
| Cash in hand and equivalent | 10.028.623 | 85.486 |
| Accruals and deferrals | 12.462.469 | 5.705.407 |
| **Total current assets** | **24.668.47 8** | **6.301.583** |
| **Assets destined for sale** | **0** | **0** |
| **TOTAL ASSETS** | **24.668.478** | **6.301.583** |
| **SHAREHOLDERS' EQUITY** | | |
| Share capital | 120.000 | 120.000 |
| Other provisions | 1.034.690 | 0 |
| Profits/(losses) of previous periods | (14.347) | (1.761) |
| Profit/(loss) of the period | (867.373) | (12.896) |
| **Total shareholders' equity** | **272.970** | **105.343** |
| **NON-CURRENT LIABILITIES** | **0** | **0** |
| **CURRENT LIABILITIES** | | |
| Financial liabilities | 18.750.969 | 614.238 |
| Trade payables | 5.617.478 | 5.521.844 |
| Other payables | 27.061 | 60.158 |
| **Total current liabilities** | **24.395.508** | **6.169.240** |
| **Liabilities directly linked to the assets destined for sale** | **0** | **0** |
| **TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES** | **24.668.478** | **6.301.583** |

parmalat

## *Profit and Loss Account*

| *(in euro)* | January -September 2005 | January -September 2004 |
|---|---|---|
| **REVENUE** | **0** | **0** |
| Overheads | (694.174) | (2.225) |
| Other income/(expenditure) | (1.172) | (683) |
| **RESULT OF ORDINARY BUSINESS** | **(695.346)** | **(2.908)** |
| Non-current income/(expenditure) | 0 | 0 |
| **NET OPERATING RESULT** | (695.346) | (2.908) |
| Financial revenue | 6.503 | 246 |
| Financial charges | (178.530) | (20) |
| **RESULT BEFORE TAX AND ASSETS DESTINED FOR SALE** | (867.373) | (2.682) |
| Income taxes for the period | **0** | **0** |
| **NET RESULT FROM BUSINESS ACTIVITIES** | (867.373) | (2.682) |
| Net result from assets destined for sale | 0 | 0 |
| **RESULT OF THE PERIOD** | **(867.373)** | (2.682) |
| Loss per share | (7,23) | (0,02) |
| Diluted loss per share | (7,23) | (0,02) |

## *Financial report*

| *(in euro)* | 1st January- 30 September 2005 |
|---|---|
| OPERATING ASSETS | |
| Loss before tax | (867.373) |
| Change in net capital of the period | (8.361.221) |
| **Cash flow deriving from production** | **(9.228.594)** |
| | |
| **Flow deriving from investments** | **0** |
| | |
| FINANCIAL ASSETS | |
| Flow from financial liabilities | 18.136.731 |
| Shareholders' contributions | 1.035.000 |
| **Cash flow deriving from lending activities** | **19.171.731** |
| **Change in net liquid assets in the period** | **9.943.137** |
| | |
| Net liquid assets at start of period | 85.486 |
| Net liquid assets at end of period | 10.028.623 |

The data are not subjected to examination by the auditing firm.

The proforma consolidated and non-consolidated data at 30 September 2005 will be deposited within 15 November 2005 at the company head offices in Collecchio (PR) Via Oreste Grassi 26 and at Borsa Italiana S.p.A. and shall be available to anyone who applies and can also be consulted on the Internet site www.parmalat.com

Parmalat S.p.A.

Collecchio (Parma), November 4, 2005

Corporate contacts
e-mail: affari.societari@parmalat.net

parmalat

RECEIVED

2005 NOV 29 P 1:19

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Collecchio, November 5, 2005

**Re: Parmalat S.p.A. File No. 82-34888**
**Information Furnished Pursuant to**
**Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.**

Ladies and Gentlemen:

The enclosed is being submitted to the Securities and Exchange Commission (the "Commission") by Parmalat S.p.A., a stock corporation organized under the laws of the Republic of Italy (the "Company"), pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in order to maintain the Company's exemption from Section 12(g) of the Exchange Act under Rule 12g3-2(b) of the Exchange Act.

All information and documents furnished herewith, and which may be furnished in the future, to the Commission by the Company under Rule 12g3-2(b) are being, and in the future will be, furnished to the Commission with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Should you require any additional information, or if you have any questions, please contact the undersigned.

Kindly acknowledge receipt of this letter and accompanying materials and documents by stamping and returning the enclosed copy of this letter provided for your convenience.

Very Truly Yours,

Parmalat S.p.A.

The Managing Director
Enrico Bondi

Enclosures

parmalat

# PRESS RELEASE

**(Issued outside the United States)**

Parmalat S.p.A. communicates that on November 1st, 2005 has been notified by Lehman Brothers International (Europe), Lehman Brothers Bankhaus AG , Angelo, Gordon & Co. LP, Cargill Financial Markets Plc, D. E. Shaw Laminar Portfolios L.L.C, D.E. Shaw Laminar International Inc, DK Distressed Opportunities International Ltd, GLG Credit Fund, GLG Market Neutral Fund, Harbert Distressed Investment Master Fund Ltd e Strategic Value Master Fund Ltd about a Shareholders agreement relating to the deposit of slates and the voting rights concerning the Shareholders' meeting called for November 7th and 8th 2005.

The above agreement remain in force up to the end of the mentiond shareholders' meeting

Parmalat S.p.A.

Collecchio, November 5, 2005

Corporate contacts
e-mail: affari.societari@parmalat.net

parmalat

RECEIVED
2005 NOV 29 P 1:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Collecchio, November 15, 2005

**Re: Parmalat S.p.A. File No. 82-34888**
**Information Furnished Pursuant to**
**Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.**

Ladies and Gentlemen:

The enclosed is being submitted to the Securities and Exchange Commission (the "Commission") by Parmalat S.p.A., a stock corporation organized under the laws of the Republic of Italy (the "Company"), pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in order to maintain the Company's exemption from Section 12(g) of the Exchange Act under Rule 12g3-2(b) of the Exchange Act.

All information and documents furnished herewith, and which may be furnished in the future, to the Commission by the Company under Rule 12g3-2(b) are being, and in the future will be, furnished to the Commission with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Should you require any additional information, or if you have any questions, please contact the undersigned.

Kindly acknowledge receipt of this letter and accompanying materials and documents by stamping and returning the enclosed copy of this letter provided for your convenience.

Very Truly Yours,

Parmalat S.p.A.

Head of Corporate Affairs

Simona Pesce

Enclosures

**PRESS RELEASE**

**(Issued outside the United States)**

**Appointment of Chairman, Managing Director and Committees according to the by-law**

Collecchio (Parma), 15 November 2005 – Parmalat S.p.A. announces that its Board of Directors met today and agreed to appoint Raffaele Picella as Chairman and Enrico Bondi as Managing Director.

The Board of Directors also created the following committees:

- Appointments and Compensation Committee: Carlo Secchi, President, Andrea Guerra and Marco De Benedetti.

- Internal Control and Corporate Governance Committee: Marzio Saà, President, Carlo Secchi and Ferdinando Superti Furga.

- Committee for Legal Disputes: Massimo Confortini, President, Ferdinando Superti Furga and Vittorio Mincato.

Parmalat S.p.A.

Corporate contacts
e-mail: affari.societari@parmalat.net

parmalat

**PRESS RELEASE**

**(Issued outside the United States)**

**Improvements to Parmalat S.p.A.'s management control system**

Further to the press release issued on November 9, 2005 pursuant to Chapter XII, paragraph 12.2 of the Official Prospectus, Parmalat S.p.A. announces results reported on November 8, 2005 by Reply S.p.A., the company assigned to review internal controls at Parmalat S.p.A. and monitor progress in implementing changes.

Collecchio (Parma), 15 November 2005

Parmalat S.p.A.

Corporate contacts
e-mail: affari.societari@parmalat.net

**ATTACHMENT**

Corrective actions were divided into three macro areas:

- Corrective actions regarding **adequacy** of the Management Control System
- Corrective actions regarding **reliability** of the Management Control System
- **Other corrective actions** that the Company has independently chosen to undertake with respect to "Organisation and processes"

For each such area, the percentage of progress for such action is presented below.

1. **Corrective actions regarding adequacy of the Management Control System** *(total progress: 66%)*

   1.1 Introduction of a **minimum set of new indicators**, not only economic-financial, by means of definition of "harmonisation rules" to introduce, at the Corporate level as well as SBU level, a number of KPI indicated in the QMAT with initial implementation of a base set of KPI *(progress: 25%)*.

   1.2 Introduction of indicators and **Program Management logic** to monitor the progress of key actions by defining a minimum set of advanced operative indicators aimed at monitoring the main impacts of actions undertaken according to *Program Management* logic *(progress: 80%)*.

   1.3 Definition of **organisational logic for harmonisation and coordination** (for purposes of reducing ambiguity and inconsistency), by identifying a main "manager" of harmonisation rules (to guarantee semantic consistency of indicators) and organising its tasks into procedures *(progress: 100%)*.

2. **Corrective actions regarding reliability of the Management Control System** *(total progress: 88%)*

   2.1 Actions regarding **processes and procedures**, such as the definition of guidelines for the Group Management Control System (MCS) (net of the Transfer Price), by defining harmonisation logic and a model to collect and network reporting and planning data in order to obtain a homogeneous and shared representation at Group level as well as a more checkable Management Control System *(progress: 87%)*.

   2.2 Actions regarding **information technology**, such as an assessment of data systems by dimensioning IT risk and defining operative control points in order to guarantee the reliability of data *(progress: 90%)*.

3. **Other corrective actions that the Company has independently chosen to undertake with respect to "Organisation and processes"** in the context of the newly-formed Assumptor, i.e.:

   - design of a governance model and new corporate organisation charts
   - creation of centralised coordination structures
   - review of main operative processes.

   *(total progress: 77%)*


Macro Areas: Adequacy, Reliability and Other Corrective Actions
Weighted average % of progress of all actions
Quarters
I
8 Aug '05
II
8 Nov '05
III
8 Feb '06
IV
8 May '06
1
66%
2
88%
3
77%
Legend: 1: Adequacy 2: Reliability 3: Other Corrective Actions


Macro-Activity: Adequacy, Reliability and Other Corrective Actions
Weighted average % of progress of all actions
Quarters
I
8 Aug '05
II
8 Nov '05
III 8 Feb '06
IV 8 May '06
1.1
25%
1.2
80%
1.3
100%
2.1
87%
2.2
90%
3
77%
Legend: 1.1: Minimum set of new indicators 1.2: Program Management Logic 1.3: Organisational logic for harmonisation and coordination 2.1: Processes and Procedures 2.2: IT systems 3: Other Corrective Actions

parmalat

RECEIVED
2005 NOV 29 P 1:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Collecchio, November 14, 2005

**Re: Parmalat S.p.A. File No. 82-34888**
**Information Furnished Pursuant to**
**Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.**

Ladies and Gentlemen:

The enclosed is being submitted to the Securities and Exchange Commission (the "Commission") by Parmalat S.p.A., a stock corporation organized under the laws of the Republic of Italy (the "Company"), pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in order to maintain the Company's exemption from Section 12(g) of the Exchange Act under Rule 12g3-2(b) of the Exchange Act.

All information and documents furnished herewith, and which may be furnished in the future, to the Commission by the Company under Rule 12g3-2(b) are being, and in the future will be, furnished to the Commission with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Should you require any additional information, or if you have any questions, please contact the undersigned.

Kindly acknowledge receipt of this letter and accompanying materials and documents by stamping and returning the enclosed copy of this letter provided for your convenience.

Very Truly Yours,

Parmalat S.p.A.
Head of Corporate Affairs
Simona Pesce

Enclosures

# PRESS RELEASE
**(Issued outside the United States)**

## Meeting of the Board of Directors

Parmalat S.p.A. announces that on November 15, 2005 the first meeting of the Board of Directors appointed by the Shareholders' Meeting on November 8, 2005 will be held.

According to the Code of Conduct of the Company the Board of Directors will establish the Internal Control and Corporate Governance Committee, the Appointments and Compensation Committee and the Committee for Legal Disputes.

Parmalat S.p.A.

Collecchio (Pr), 14 November 2005

Corporate contacts
e-mail: affari.societari@parmalat.net

This press release is not an offer for sale in the United States. The securities offered pursuant to the Proposal of Composition may not be offered or sold in the United States without registration for purposes of the United States Securities Act of 1933 or without an exemption from registration under United States laws. Any and all offers of securities must be made only by means of a prospectus containing detailed information on the issuer and on its economic and financial situation

RECEIVED

2005 NOV 29 P 1:10

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Collecchio, November 16, 2005

**Re: Parmalat S.p.A. File No. 82-34888**
**Information Furnished Pursuant to**
**Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.**

Ladies and Gentlemen:

The enclosed is being submitted to the Securities and Exchange Commission (the "Commission") by Parmalat S.p.A., a stock corporation organized under the laws of the Republic of Italy (the "Company"), pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in order to maintain the Company's exemption from Section 12(g) of the Exchange Act under Rule 12g3-2(b) of the Exchange Act.

All information and documents furnished herewith, and which may be furnished in the future, to the Commission by the Company under Rule 12g3-2(b) are being, and in the future will be, furnished to the Commission with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Should you require any additional information, or if you have any questions, please contact the undersigned.

Kindly acknowledge receipt of this letter and accompanying materials and documents by stamping and returning the enclosed copy of this letter provided for your convenience.

Very Truly Yours,

Parmalat S.p.A.

Head of Corporate Affairs

Simona Pesce

Enclosures

**PRESS RELEASE**

**(Issued outside the United States)**

## Update on distribution of shares

Parmalat S.p.A., as requested by Consob, announces the current situation regarding the distribution of shares, following the assignment of shares to the creditors of Parmalat S.p.A. Group under Extraordinary Administration after approval of the Composition with Creditors:

161,744,048 shares, equal to 10.09% of the share capital, are in deposit account c/o Parmalat S.p.A., of which:

- 47,287,416 shares, equal to 2.95% of the share capital, are registered in the names of trade creditors identified by name who have not yet specified the securities accounts to which such shares are to be assigned;

- 114,456,632 shares, equal to 7.14% of the share capital, are registered in the name of the Parmalat Creditors' Foundation, of which:

  - 120,000 shares pertain to the initial share capital of Parmalat S.p.A.;
  - 112,813,118 shares, equal to 7.04% of the share capital, relate to creditors who are as yet unidentified;
  - 1,275,103 shares, equal to 0.08% of the share capital, relate to subsidiaries of Parmalat S.p.A.. Those shares will be sold on the market through Euromobiliare within 180 trading days from the start of trading of Parmalat shares (i.e., after 6 October 2005);
  - 248,411 shares, equal to 0.01% of the share capital, relate to United States citizens (non-institutional investors). Those U.S. retail investors will be assigned the net proceeds of a sale on the market of the shares by Euromobiliare. The sale will take place within 180 trading days from the start of trading of Parmalat shares (i.e., after 6 October 2005);

Collecchio (Parma), 16 November 2005

Parmalat S.p.A.

Corporate contacts
e-mail: affari.societari@parmalat.net

parmalat



Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Collecchio, November 16, 2005

**Re: Parmalat S.p.A. File No. 82-34888**
**Information Furnished Pursuant to**
**Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.**

Ladies and Gentlemen:

The enclosed is being submitted to the Securities and Exchange Commission (the "Commission") by Parmalat S.p.A., a stock corporation organized under the laws of the Republic of Italy (the "Company"), pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in order to maintain the Company's exemption from Section 12(g) of the Exchange Act under Rule 12g3-2(b) of the Exchange Act.

All information and documents furnished herewith, and which may be furnished in the future, to the Commission by the Company under Rule 12g3-2(b) are being, and in the future will be, furnished to the Commission with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Should you require any additional information, or if you have any questions, please contact the undersigned.

Kindly acknowledge receipt of this letter and accompanying materials and documents by stamping and returning the enclosed copy of this letter provided for your convenience.

Very Truly Yours,

Parmalat S.p.A.

Head of Corporate Affairs

Simona Pesce

Enclosures

*Attachment 3H*

**ATTACHMENT 3H(•)**

***Notice of changes of administrative and supervisory offices and of managing director***

**FORM 100**

LISTED COMPANY: **PARMALAT S.p.A.**

ADMINISTRATIVE AND SUPERVISORY MODEL ADOPTED: A **(1)**

| NAME | CHANGE (2) | EVENT (3) | DATE OF EVENT (4) | EFFECTIVE DATE OF EVENT (5) | ROLE OR SPECIAL DUTIES CONFERRED IN LISTED COMPANY (6) | EXPIRATION DATE (7) |
|---|---|---|---|---|---|---|
| **ENRICO BONDI** | **A** | **A** | 08Nov2005 | 15 Nov2005 | **F** | 31Dec2007 |
| **VITTORIO MINCATO** | **A** | **A** | 08Nov2005 | 15 Nov2005 | **A** | 31Dec2007 |
| **RAFFAELE PICELLA** | **A** | **A** | 08Nov2005 | 15 Nov2005 | **C** | 31Dec2007 |
| **MARCO DE BENEDETTI** | **A** | **A** | 08Nov2005 | 15 Nov2005 | **A** | 31Dec2007 |
| **PIERGIORGIO ALBERTI** | **A** | **A** | 08Nov2005 | 15 Nov2005 | **A** | 31Dec2007 |
| **ANDREA GUERRA** | **A** | **A** | 08Nov2005 | 15 Nov2005 | **A** | 31Dec2007 |
| **CARLO SECCHI** | **A** | **A** | 08Nov2005 | 15 Nov2005 | **A** | 31Dec2007 |
| **MASSIMO CONFORTINI** | **A** | **A** | 08Nov2005 | 15 Nov2005 | **A** | 31Dec2007 |
| **MARZIO SAA'** | **A** | **A** | 08Nov2005 | 15 Nov2005 | **A** | 31Dec2007 |
| **ERDER MINGOLI** | **A** | **A** | 08Nov2005 | 15 Nov2005 | **A** | 31Dec2007 |
| **FERDINANDO SUPERTI FURGA** | **A** | **A** | 08Nov2005 | 15 Nov2005 | **A** | 31Dec2007 |
| **ALESSANDRO DOLCETTI** | **A** | **A** | 08Nov2005 | 15 Nov2005 | **L** | 31Dec2007 |
| **ENZIO BERMANI** | **A** | **A** | 08Nov2005 | 15 Nov2005 | **H** | 31Dec2007 |
| **MARIO MAGENES** | **A** | **A** | 08Nov2005 | 15 Nov2005 | **H** | 31Dec2007 |
| **MASSIMO DI TERLIZZI** | **A** | **A** | 08Nov2005 | | **I** | 31Dec2007 |
| **MARCO BENVENUTO LOVATI** | **A** | **A** | 08Nov2005 | 15 Nov2005 | **I** | 31Dec2007 |

(•) *Attachment inserted with resolution no. 14990 of 14 April 2005.*

*NAME, ADDRESS AND RESIDENCE CARD OF PERSONS INDICATED ABOVE*

| | |
|---|---|
| FIRST NAME | **ENRICO** |
| LAST NAME | **BONDI** |
| PLACE OF BIRTH | **AREZZO** |
| DATE OF BIRTH | **05. 10. 1934** |
| TAXPAYER'S CODE | **BND NRC 34R05 A390O** |
| RESIDENCE | **MILANO VIA CONSERVATORIO 15** |
| DOMICILE FOR OFFICE | **COLLECCHIO (PR) VIA ORESTE GRASSI 26** |

| | |
|---|---|
| FIRST NAME | **VITTORIO** |
| LAST NAME | **MINCATO** |
| PLACE OF BIRTH | **TORREBELVICINO (VI)** |
| DATE OF BIRTH | **14. 05. 1936** |
| TAXPAYER'S CODE | **MNC VTR 36E14 L248D** |
| RESIDENCE | **ROMA VIA ANDREA DEL CASTAGNO 142** |
| DOMICILE FOR OFFICE | **COLLECCHIO (PR) VIA ORESTE GRASSI 26** |

| | |
|---|---|
| FIRST NAME | **RAFFAELE** |
| LAST NAME | **PICELLA** |
| PLACE OF BIRTH | **NAPOLI** |
| DATE OF BIRTH | **18. 08. 1934** |
| TAXPAYER'S CODE | **PCL RFL 34M18 F839R** |
| RESIDENCE | **ROMA VIA DELLA TRIBUNA DI TOR DE'SPECCHI 18** |
| DOMICILE FOR OFFICE | **COLLECCHIO (PR) VIA ORESTE GRASSI 26** |

(*) *Attachment inserted with resolution no. 14990 of 14 April 2005.*

| | |
|---|---|
| FIRST NAME | **MARCO** |
| LAST NAME | **DE BENEDETTI** |
| PLACE OF BIRTH | **TORINO** |
| DATE OF BIRTH | **09. 09. 1962** |
| TAXPAYER'S CODE | **DBN MCD 62P09 L219X** |
| RESIDENCE | **MILANO CORSO VENEZIA 22** |
| DOMICILE FOR OFFICE | **COLLECCHIO (PR) VIA ORESTE GRASSI 26** |

| | |
|---|---|
| FIRST NAME | **PIERGIORGIO** |
| LAST NAME | **ALBERTI** |
| PLACE OF BIRTH | **SANREMO** |
| DATE OF BIRTH | **28. 03. 1943** |
| TAXPAYER'S CODE | **LBR PGR 43C28 I138Y** |
| RESIDENCE | **GENOVA VIA MIRAMARE n. 2/13** |
| DOMICILE FOR OFFICE | **COLLECCHIO (PR) VIA ORESTE GRASSI 26** |

| | |
|---|---|
| FIRST NAME | **ANDREA** |
| LAST NAME | **GUERRA** |
| PLACE OF BIRTH | **MILANO** |
| DATE OF BIRTH | **26. 05. 1965** |
| TAXPAYER'S CODE | **GRR NDR 65E26 F205Q** |
| RESIDENCE | **MILANO VIA MARCO DE MARCHI 7** |
| DOMICILE FOR OFFICE | **COLLECCHIO (PR) VIA ORESTE GRASSI 26** |

(*) *Attachment inserted with resolution no. 14990 of 14 April 2005.*

| | |
|---|---|
| FIRST NAME | **CARLO** |
| LAST NAME | **SECCHI** |
| PLACE OF BIRTH | **MANDELLO DEL LARIO (LC)** |
| DATE OF BIRTH | **04. 02. 1944** |
| TAXPAYER'S CODE | **SCC CRL 44B04 E879J** |
| RESIDENCE | **MANDELLO DEL LARIO (LC) VIA PARODI 23** |
| DOMICILE FOR OFFICE | **COLLECCHIO (PR) VIA ORESTE GRASSI 26** |

| | |
|---|---|
| FIRST NAME | **MASSIMO** |
| LAST NAME | **CONFORTINI** |
| PLACE OF BIRTH | **AVEZZANO (AO)** |
| DATE OF BIRTH | **16. 02. 1954** |
| TAXPAYER'S CODE | **CNF MSM 54B16 A515X** |
| RESIDENCE | **ROMA CORSO TRIESTE 27** |
| DOMICILE FOR OFFICE | **COLLECCHIO (PR) VIA ORESTE GRASSI 26** |

| | |
|---|---|
| FIRST NAME | **MARZIO** |
| LAST NAME | **SAA'** |
| PLACE OF BIRTH | **BIELLA** |
| DATE OF BIRTH | **24. 07. 1940** |
| TAXPAYER'S CODE | **SAA MRZ 40L24 A859X** |
| RESIDENCE | **MILANO VIA LEON BATTISTA ALBERTI 10** |
| DOMICILE FOR OFFICE | **COLLECCHIO (PR) VIA ORESTE GRASSI 26** |

| | |
|---|---|
| FIRST NAME | **ERDER** |
| LAST NAME | **MINGOLI** |
| PLACE OF BIRTH | **ROMA** |
| DATE OF BIRTH | **27. 06. 1940** |
| TAXPAYER'S CODE | **MNG RDR 4OH27 H501W** |
| RESIDENCE | **ROMA VIA BITOSSI 36** |
| DOMICILE FOR OFFICE | **COLLECCHIO (PR) VIA ORESTE GRASSI 26** |

| | |
|---|---|
| FIRST NAME | **FERDINANDO** |
| LAST NAME | **SUPERTI FURGA** |
| PLACE OF BIRTH | **MILANO** |
| DATE OF BIRTH | **20. 01. 1932** |
| TAXPAYER'S CODE | **SPR FDN 32A20 F205S** |
| RESIDENCE | **MILANO VIA SANTA SOFIA 27** |
| DOMICILE FOR OFFICE | **COLLECCHIO (PR) VIA ORESTE GRASSI 26** |

| | |
|---|---|
| FIRST NAME | **ALESSANDRO** |
| LAST NAME | **DOLCETTI** |
| PLACE OF BIRTH | **CORTINA D'AMPEZZO (BL)** |
| DATE OF BIRTH | **18. 08. 1962** |
| TAXPAYER'S CODE | **DLC LSN 62M18 A266K** |
| RESIDENCE | **ROMA VIA NICOLA MARTELLI 1A** |
| DOMICILE FOR OFFICE | **COLLECCHIO (PR) VIA ORESTE GRASSI 26** |

(*) *Attachment inserted with resolution no. 14990 of 14 April 2005.*

| | |
|---|---|
| FIRST NAME | **ENZIO** |
| LAST NAME | **BERMANI** |
| PLACE OF BIRTH | **CASALBELTRAME (NO)** |
| DATE OF BIRTH | **17. 07. 1931** |
| TAXPAYER'S CODE | **BRM NZE 31L17 B864K** |
| RESIDENCE | **NOVARA VIA ALCAROTTI 3 CAP 28100** |
| DOMICILE FOR OFFICE | **COLLECCHIO (PR) VIA ORESTE GRASSI 26** |

| | |
|---|---|
| FIRST NAME | **MARIO** |
| LAST NAME | **MAGENES** |
| PLACE OF BIRTH | **MILANO** |
| DATE OF BIRTH | **07. 04. 1945** |
| TAXPAYER'S CODE | **MGN MRA 45D07 F205V** |
| RESIDENCE | **SEGRATE (MI) VIA OTTAVA STRADA 10** |
| DOMICILE FOR OFFICE | **COLLECCHIO (PR) VIA ORESTE GRASSI 26** |

| | |
|---|---|
| FIRST NAME | **MASSIMO** |
| LAST NAME | **DI TERLIZZI** |
| PLACE OF BIRTH | **MILANO** |
| DATE OF BIRTH | **30. 10. 1960** |
| TAXPAYER'S CODE | **DTR MSM 60R30 F205Q** |
| RESIDENCE | **MILANO PIAZZA IRNERIO 14** |
| DOMICILE FOR OFFICE | **COLLECCHIO (PR) VIA ORESTE GRASSI 26** |

| | |
|---|---|
| FIRST NAME | **MARCO BENVENUTO** |
| LAST NAME | **LOVATI** |
| PLACE OF BIRTH | **RHO (MI)** |
| DATE OF BIRTH | **01. 03. 1962** |
| TAXPAYER'S CODE | **LVT MCB 62C01 H264C** |
| RESIDENCE | **RHO (MI) VIA PREDA 2 CAP 20017** |
| DOMICILE FOR OFFICE | **COLLECCHIO (PR) VIA ORESTE GRASSI 26** |

(*) *Attachment inserted with resolution no. 14990 of 14 April 2005.*

SUMMARY LIST: COMPOSITION OF ADMINISTRATIVE AND SUPERVISORY OFFICES
REFERENCE DATE: 15 NOVEMBER 2005 *

| NAME | OFFICE | EXPIRATION DATE |
|---|---|---|
| ENRICO BONDI | Managing Director | 31 Dec 2007 |
| VITTORIO MINCATO | Independent Director | 31 Dec 2007 |
| RAFFAELE PICELLA | Chairman of Board of Directors | 31 Dec 2007 |
| MARCO DE BENEDETTI | Independent Director | 31 Dec 2007 |
| PIERGIORGIO ALBERTI | Director | 31 Dec 2007 |
| ANDREA GUERRA | Independent Director | 31 Dec 2007 |
| CARLO SECCHI | Independent Director | 31 Dec 2007 |
| MASSIMO CONFORTINI | Independent Director | 31 Dec 2007 |
| MARZIO SAA' | Independent Director | 31 Dec 2007 |
| ERDER MINGOLI | Independent Director | 31 Dec 2007 |
| FERDINANDO SUPERTI FURGA | Independent Director | 31 Dec 2007 |
| ALESSANDRO DOLCETTI | Chairman of Board of Statutory Auditors | 31 Dec 2007 |
| ENZIO BERMANI | Statutory Auditor | 31 Dec 2007 |
| MARIO MAGENES | Statutory Auditor | 31 Dec 2007 |
| MASSIMO DI TERLIZZI | Alternate Auditor | 31 Dec 2007 |
| MARCO BENVENUTO LOVATI | Alternate Auditor | 31 Dec 2007 |

*** on November 15, 2005 the Board of Directors has appointed the Managing Director and the Chairman of the Board of Directors and the directors and auditors accepted the office.**

(*) *Attachment inserted with resolution no. 14990 of 14 April 2005.*

RECEIVED

2005 NOV 29 P 1:10

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Collecchio, November 16, 2005

**Re: Parmalat S.p.A. File No. 82-34888**
**Information Furnished Pursuant to**
**Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.**

Ladies and Gentlemen:

The enclosed is being submitted to the Securities and Exchange Commission (the "Commission") by Parmalat S.p.A., a stock corporation organized under the laws of the Republic of Italy (the "Company"), pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in order to maintain the Company's exemption from Section 12(g) of the Exchange Act under Rule 12g3-2(b) of the Exchange Act.

All information and documents furnished herewith, and which may be furnished in the future, to the Commission by the Company under Rule 12g3-2(b) are being, and in the future will be, furnished to the Commission with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Should you require any additional information, or if you have any questions, please contact the undersigned.

Kindly acknowledge receipt of this letter and accompanying materials and documents by stamping and returning the enclosed copy of this letter provided for your convenience.

Very Truly Yours,

Parmalat S.p.A.

Head of Corporate Affairs

Simona Pesce

Enclosures

**Parmalat Spa** Sede: Via 0. Grassi, 26 43044 Collecchio (Parma) Italia Tel.+39.0521.8081 Fax +39.0521.808322

**FORM FOR NOTICE OF SHARE CAPITAL VARIATIONS**
**Notice of share capital variation**

Pursuant to the combined provision of Articles 84 and 98 of Consob Rule 11971 of 14 May 1999 and of Article 2.6.2 of Borsa Italiana S.p.A. Rule, you are informed that following to the Parmalat shares and warrants crediting process subsequently to the approval of the Proposal of Composition with creditors of the Parmalat Group, on 31 October 2005 the Share Capital is Euro 1,602,488,609 registered to Parma's Register of Companies on 14 November 2005.

**SCHEDULE 1**

| | Current share capital | | | Previous share capital | | |
|---|---|---|---|---|---|---|
| | Euro | No. shares | Par value each | Euro | No. shares | Par value each |
| Total of which: | 1.602.488.609,00 | 1.602.488.609,00 | 1,00 | 1.600.926.818,00 | 1.600.926.818,00 | 1,00 |
| Ordinary shares (full possession: 6 October 2005*) | 1.602.488.609,00 | 1.602.488.609,00 | 1,00 | 1.600.926.818,00 | 1.600.926.818,00 | 1,00 |

*** 6 October 2005: reference date for start of trading**

| | | | | | | |
|---|---|---|---|---|---|---|
| Ordinary shares (differentiated possession: date) current coupon number | | | | | | |
| Preferred shares (full possession: date) current coupon number | | | | | | |
| Preferred shares (differentiated possession: date) current coupon number | | | | | | |
| | | | | | | |
| Convertible savings shares (full possession: date) current coupon number | | | | | | |
| Convertible savings shares (differentiated possession: date) current coupon number | | | | | | |
| Non-convertible savings shares (full possession: date) | | | | | | |

| | | | | | | |
|---|---|---|---|---|---|---|
| current coupon number | | | | | | |
| Non-convertible savings shares (differentiated possession: date) current coupon number | | | | | | |